Trenton Marrs: Hi, I'm Trenton Avila Marrs, and I'm a fourth generation member of the Avila family. Over three decades ago, Anita and Octavio Senior, my great-grandparents, decided to put their life savings towards their dream of starting a restaurant. Anita's recipes quickly became recognized as some of the best in town. My great-grandmother's home cooking combined with our family management style have allowed us to connect with our customers like few other restaurants have. Mexican food restaurants in Texas many times aren't just restaurants. They're community gathering places. We strive to provide that community feeling for the greater Dallas metroplex since we first opened our doors back in the 1980s. We're through and through a restaurant family and share a collective passion for food of all types and the industry in general.

Trenton Marrs: While earning my degree at the University of Texas, it became more and more apparent that becoming a restaurateur following my family legacy and my late great-grandmother's vision was my true calling. Having my grandfather by my side as my mentor and Mexican food guru has been incredible growing up. He has made Avila's what it is today, and I plan on building upon his decades of hard work. An incredible opportunity has opened up for a second Avila's location in historic Casa Linda Plaza. It's one of the premier shopping centers in the Dallas metroplex.

Trenton Marrs: At Avila's East, we want our customers to feel like they're at their grandma's house, keeping with the same feel as the original but also a place where you can come grab a beer on Sunday and watch the Cowboys. The 3700 square foot space will easily double the seating at our original location. An extensive dining area, open kitchen concept, and bar will be some of its features. We're ecstatic that NextSeed is giving us a platform to invite the community in for this exciting next chapter. We hope you'll join us.